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                                                                     EXHIBIT 4.5

                        AMENDMENT TO SCOTT PAPER COMPANY
                            SALARIED INVESTMENT PLAN


               This Amendment (this "Amendment") to the Scott Paper Company Salaried Investment Plan (the "Plan") is adopted by the Operating Committee (the "Operating Committee") of Scott Paper Company (the "Company") on December 12, 1995, to be effective as of the Effective Time (as hereinafter defined).

               WHEREAS, on July 16, 1995, Kimberly-Clark Corporation ("Kimberly-Clark"), Rifle Merger Co. and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Rifle Merger Co. merged (the "Merger") with and into the Company and the Company became a wholly-owned subsidiary of Kimberly-Clark on the date hereof; and

               WHEREAS, the Operating Committee desires to amend the Plan, effective as of the effective time of the consummation of the Merger (the "Effective Time").

               NOW, THEREFORE, pursuant to the power of amendment contained in
Section 15.2 of the Plan, the Plan is hereby amended as follows:

               1. Section 1.8 of the Plan is hereby deleted in its entirety and the following is substituted therefor:

               1.8. "Kimberly-Clark Common Stock" shall mean Common Stock of Kimberly-Clark
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               Corporation, and shall include fractional interests in shares of such Common Stock and Rights prior to the Distribution Date, such terms being defined in the Rights Agreement dated as of June 21, 1988, as amended and restated as of June 8, 1995, between Kimberly-Clark Corporation and The First National Bank of Boston (the "Rights Agreement").

               2. Each reference to the term "Company Common Stock" in the Plan is hereby deleted, and the term "Kimberly-Clark Common Stock" is substituted therefor.

               3. Each reference to the term "Company Common Stock Fund" in the Plan is hereby deleted, and the term "Kimberly-Clark Common Stock Fund" is substituted therefor.

               4. Article 13 of the Plan is hereby amended in the following respects:


                          (a) Section 13.1 of the Plan is hereby amended by deleting the first, second, third, fourth, fifth and sixth sentences thereof, and substituting the following therefor:


               13.1. (a) The Committee shall have the authority to control and manage the operation and administration of the Plan. The Committee shall consist of the members of the Kimberly-Clark Corporation Salaried Employees Incentive Investment Plan Committee as designated by the Chief Executive Officer (the "Chief Executive Officer") of Kimberly-Clark Corporation ("Kimberly-Clark"). The Committee shall appoint a Chairman, and during any vacancy in such office, the Vice President-Corporate Services shall be Chairman of such Committee. The Committee


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               shall be the "administrator" of the Plan within the meaning Of such term as used in ERISA and, except for duties specifically vested in the Trustee, shall be responsible for administration of the provisions of the Plan. The Company and the Committee shall each be a "named fiduciary" within the meaning of such term as used in ERISA.


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